UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

September 30, 2022

(Date of Report (Date of earliest event reported))

FUNDRISE GROWTH EREIT III, LLC

(Exact name of registrant as specified in its charter)

Delaware	83-2162909
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Net Asset Value as of September 30, 2022

As of September 30, 2022, our net asset value (“NAV”) per common share is $17.77. This NAV per common share shall be effective until updated by us on or about December 31, 2022 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEETS (UNAUDITED)

(In thousands, except share and per share amounts)	September 30, 2022 [1]	June 30, 2022 [1]
ASSETS
Investments, at fair value	$74,546	$73,370
Real estate properties, at fair value	1,045	1,045
Loans and debt securities related to real estate, at fair value	-	-
Other real estate investments, at fair value	73,501	72,325
Non-real estate-related investments, at fair value	-	-
Cash and cash equivalents	1,633	1,438
Other assets	15	14
Total Assets	$76,194	$74,822

LIABILITIES
Accounts payable	$63	$36
Due to related party	148	156
Note Payable	6,648	5,624
Dividends payable [2]	473	507
Redemptions payable	812	676
Total Liabilities	$8,144	$6,999

NET ASSETS CONSIST OF:
Fundrise Growth eREIT III, LLC Members’ Equity:
Common shares; 3,830,313 and 3,892,740 shares outstanding, net of offering costs, on September 30, 2022 and June 30, 2022, respectively	$31,661	$33,199
Retained earnings (Accumulated deficit)	(3,113)	(3,416)
Net adjustments to fair value	39,502	38,040
NET ASSETS	$68,050	$67,823
NET ASSET VALUE PER SHARE, on 3,830,313 and 3,892,740 shares outstanding, net of offering costs, for the periods ended September 30, 2022 and June 30, 2022, respectively	$17.77	$17.42

[1] Estimated Balance Sheets as of September 30, 2022 and June 30, 2022.

[2] This amount does not include the accrual for dividends payable that were declared before September 30, 2022 that relate to the fourth quarter of 2022 or dividends payable that were declared before June 30, 2022 that relate to the third quarter of 2022, respectively.

On October 3, 2022, the Company announced that its NAV as of September 30, 2022 is $17.77 per share of our Common Shares. This NAV per common share shall be effective until updated by us on or about December 31, 2022 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the value of our shares on a periodic, ongoing basis. However, the majority of our assets consist of commercial real estate assets and, as with any commercial real estate valuation protocol, the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given period, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in an arm’s length transaction with an unrelated third party, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our internal accountants calculated our NAV per common share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions, and (4) estimated accruals of our operating revenues and expenses. The determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. Generally Accepted Accounting Principles, and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

        We generally receive financial and other reporting from our borrowers or unconsolidated subsidiaries on a monthly or quarterly basis, so the estimated values of each of our commercial real estate assets and investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us, which has been rolled forward through the NAV reporting date for accruals and other items. For investments made within the current reporting period where we have not received our first set of reporting data from our investments, our NAV is generally based on the information we used during our regular underwriting processes and in consideration of other market data available to us. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

Beginning on October 1, 2022, the per share purchase price of our Common Shares will be $17.77 per share, as the per share purchase price shall be the greater of the then-current NAV per common share or $10.00. This price per share shall be effective until the next announcement of price per share by the Company, which is expected to happen within a commercially reasonable time after December 31, 2022, unless updated by us prior to that time. Redemptions of Common Shares shall be made pursuant to our redemption plan based on the then-current NAV per Common Share.

Share Redemption Plan Status

For the quarter ended September 30, 2022, we expect to redeem approximately 47,000 common shares pursuant to our share redemption plan.

Historical NAV Information

Below is the NAV per common share, as determined in accordance with our valuation policies, for each period presented from December 31, 2019 to September 30, 2022.

Date	NAV Per Share
December 31, 2019	$10.00
June 30, 2020	$10.45
December 31, 2020	$10.88
June 30, 2021	$11.43
September 30, 2021	$13.82
December 31, 2021	$15.66
March 31, 2022	$16.68
June 30, 2022	$17.42
September 30, 2022	$17.77

Real Estate Performance

The Company experienced a write up in NAV driven by (among other things) continued strong performance of its multi-family assets and in particular those located across the Sunbelt region due to ongoing demand for relatively affordable, well-located apartment housing. In particular the Company’s four asset portfolio of apartments near Dallas-Fort Worth, TX has continued to perform well.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE GROWTH EREIT III, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:        October 3, 2022